SCHEDULE 13G
                               CUSIP NO. 72764Y100


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                              PLATO LEARNING, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    72764Y100
                              --------------------
                                 (CUSIP Number)

                                October 31, 2006
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                              CUSIP NO. 72764Y100



1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).     25-1495646

         Quaker Capital Management Corporation
         -----------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

         (a)
                  ------
         (b)        X
                  ------

3.       SEC Use Only
                                    --------------------------------------------

4.   Citizenship or Place of Organization                         Pennsylvania
                                                                  --------------

Number of         5.       Sole Voting Power                      1,526,500
  Shares                                                          --------------
Beneficially      6.       Shared Voting Power                    934,825
  Owned by                                                        --------------
Each Reporting    7.       Sole Dispositive Power                 1,526,500
    Person                                                        --------------
     With:        8.       Shared Dispositive Power               934,825
                                                                  --------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,461,325
     ----------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
                   --------
     The Reporting Person disclaims beneficial ownership  of  2,461,325   shares
     owned by its clients.

11.  Percent of Class Represented by Amount in Row (9)

                                                                  10.37%
                                                                  --------

12.  Type of Reporting Person                                           IA
                                                                  --------------


                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 72764Y100



Item 1.

         (a)      Name of Issuer

                  PLATO LEARNING, INC.
                  --------------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  10801 Nesbitt Avenue South, Bloomington, MN 55437
                  --------------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation
                  --------------------------------------------------------------

         (b)      Address of Principal Business Office or, if none, Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  --------------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania Corporation
                  --------------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  --------------------------------------------------------------

         (e)      CUSIP Number

                  72764Y100
                  --------------------------------------------------------------


                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 72764Y100



Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)      /   / Broker of dealer registered under section 15 of the Act;

     (b)      /   / Bank as defined in section 3(a)(6) of the Act;

     (c)      /   / Insurance company as defined in section 3(a)(19) of the Act;

     (d)      /   / Investment  company    registered   under  section  8 of the
                    Investment Company Act of 1940;

     (e)      / X / An   investment   adviser   in   accordance   with   ss.240.
                    13d-1(b)(l)(ii)(E);

     (f)      /   / An employee  benefit plan or endowment  fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g)      /   / A  parent  holding  company or  control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h)      /   / A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act;

     (i)      /   / A church plan that  is excluded  from  the  definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940;

     (j)      /   / Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.           Ownership
                  ---------

         (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 2,461,325 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of
                  Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

                               Page 4 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 72764Y100


         (b) The shares covered by this report represent 10.37% of the Common Stock of the Issuer.

         (c) The Reporting Person has shared voting and dispositive power over 934,825 shares and sole voting and dispositive power over 1,526,500 shares owned by its clients and held in accounts over which it has discretionary authority.

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------
                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                      ----------

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person
         ------------------------------------------------

                  All 2,461,325 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7.           Identification and Classification of   the   Subsidiary  Which
                  Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 72764Y100


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           QUAKER CAPITAL MANAGEMENT CORPORATION


                                                   November 10, 2006
                                                   -----------------------------
                                                             Date




                                                   /s/ Mark G. Scoeppner
                                                   -----------------------------
                                                            Signature



                                                   Mark G. Schoeppner, President
                                                   -----------------------------
                                                           Name/Title






                               Page 6 of 6 Pages